26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com

June 12, 2024

Division of Corporation Finance Office of Trade & Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Rucha Pandit Ms. Lilyanna Peyser

Re:	NIP Group Inc. (CIK No. 0001966233)

Registration Statement on Form F-1

Dear Ms. Pandit and Ms. Peyser:

On behalf of NIP Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 19, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 29, 2023 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR with the Commission.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

PARTNERS: Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Jerry C.M. Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | James A. Hill5 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Wai Ming Wong11 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Liang Zhu3

REGISTERED FOREIGN LAWYERS: John Curran5 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Brandon M. Ovington5 | Joshua J. Payne5 | Bo Peng8 | Shinong Wang3 | Anthony Wijaya10 | Jodi K. Wu9 | Yiting Wu12 | David Zhang3 | Xiang Zhou3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); 10 Singapore; 11 New Zealand; 12 State of Washington (U.S.A); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance Office of Trade & Services June 12, 2024 Page 2

Besides adding and revising disclosure in response to the Staff's comments, the Company has also included (i) its consolidated financial statements as of and for the year ended December 31, 2023, and (ii) other information and data to reflect recent developments.

The Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff. The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. As such, the Company would greatly appreciate the Staff’s continuing assistance and support in meeting the proposed timetable.

Comments in Letter Dated December 19, 2023

Amendment No. 5 to Draft Registration Statement on Form F-1 filed November 29, 2023

Cover Page

1.	We note your response to comment 1. Please revise to state that investors may never hold equity interests in the Chinese operating company and remove any statements representing that investors in the company's ADSs are obtaining indirect ownership interests in the Chinese operating company. Revise your disclosure to state that your structure involves unique risks to investors. Disclose that Chinese regulatory authorities could disallow your structure which in turn, would likely result in a material change in your operations or the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Registration Statement.

2.	We note your response to comment 2. Please disclose, as you state in your response letter, that regulatory actions related to data security or anti-monopoly concerns in Hong Kong will impact your ability to conduct business, accept foreign investment or list on a foreign exchange.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Registration Statement.

Division of Corporation Finance Office of Trade & Services June 12, 2024 Page 3

Prospectus Summary, page 1

3.	We note your response to comment 5 and reissue it in part. Please revise the first bullet under the section captioned "Risks Related to Doing Business in China" in your summary of risk factors to state that Chinese regulatory authorities could disallow your structure, which would likely result in a material change in your operations or the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please make corresponding changes to the relevant risk factor.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page, pages 4 and 41 of the Registration Statement.

4.	We note your response to comment 7 and reissue it in part. Please revise your definition of China on page 16 to clarify that the legal risks associated with operating in China also apply to your presence in Hong Kong. In this regard, we note that, although you do not have any business operations in Hong Kong, the presence of both ESVF (Hong Kong) Esports Limited and Mr. Mario Yau Kwan in Hong Kong nevertheless exposes the company to legal risks in Hong Kong. In addition, we note your statement that "in the event that we decide to operate in Hong Kong and if mainland China regulations are applied in Hong Kong in the future, the legal and operational risks associated with having operations in mainland China would also apply to our operations in Hong Kong"; please revise to clarify that mainland China could apply its regulations at any time and with no advance notice.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 3 of the Registration Statement to clarify that the legal risks associated with operating in China could apply to the Company’s presence in Hong Kong.

*              *              *

Division of Corporation Finance Office of Trade & Services June 12, 2024 Page 4

If you have any questions regarding the Registration Statement, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Mario Yau Kwan Ho, Co-Chief Executive Officer, NIP Group Inc.
Zhiyong Li, Chief Financial Officer, NIP Group Inc.
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Charles Yin, Senior Partner, Marcum Asia CPAs, LLP